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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-26118~~ 8-44759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1943 and Rule 17a-5 Thereunder

REPORT FOR THE PEROID BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clarion American Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC PROCESSING SECTION MAR 01 2005 WASH. DC 179

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4811 South 76th Street, Suite 310
(No. and Street)

Milwaukee, (City) Wisconsin (State) 53220-4364 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael A. Nath (414) 277-7888
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Hau & Associates, S.C.
(Name – if individual, state last, first, middle name)

1208 West Layton Avenue, (Address) Milwaukee, (City) Wisconsin (State) 53221 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption form the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

3/21/05

OATH OR AFFIRMATION

I, Michael A. Nath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarion American Securities, Inc., as of February 17, 20 05, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary in any account classified soley as that of a customer, except as follows:

GLORIA M. GESTL NOTARY PUBLIC STATE OF WISCONSIN

Gloria M Gestl
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARION AMERICAN SECURITIES, INC.

ANNUAL AUDIT REPORT

DECEMBER 31, 2004 AND DECEMBER 31, 2003

Prepared by:
Hau & Associates, S. C.
Certified Public Accountants
1208 West Layton Avenue
Milwaukee, WI 53221

CLARION AMERICAN SECURITIES, INC.

DECEMBER 31, 2004 AND DECEMBER 31, 2003

TABLE OF CONTENTS

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

HAU & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF WISCONSIN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

February 17, 2005

To the Board of Directors of
Clarion American Securities, Inc.

We have audited the accompanying balance sheets of Clarion American Securities, Inc. (a Wisconsin Corporation) as of December 31, 2004 and December 31, 2003 and the related statements of operations and retained earnings (accumulated deficit), statements of stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clarion American Securities, Inc. as of December 31, 2004 and December 31, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hau & Associates, S.C.

1208 West Layton Ave., Milwaukee, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
EMAIL: mail@haucpasc.com WEB SITE: www.haucpasc.com

CLARION AMERICAN SECURITIES, INC.
STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003

	As of December 31, 2004			As of December 31, 2003		
ASSETS	Allowable	Non-Allowable	Total	Allowable	Non-Allowable	Total
Current Assets:						
Cash	$ 2,902	$ -	$ 2,902	$ 9,691	$ -	$ 9,691
Rebates receivable	-	100	100	-	-	-
Prepaid expenses	-	2,417	2,417	-	2,657	2,657
Corporate income tax estimates	-	1,331	1,331	-	-	-
State withholding and income tax deposits receivable	-	4,002	4,002	266	-	266
Investment in common stock available for sale (identified cost of $39,585) - Note 2 & 3	29,839	10,621	40,460	44,320	15,775	60,095
Total current assets	32,741	18,471	51,212	54,277	18,432	72,709
Fixed Assets:						
Office equipment	-	9,248	9,248	-	9,248	9,248
Furniture and fixtures	-	4,769	4,769	-	4,769	4,769
Total cost	-	14,017	14,017	-	14,017	14,017
Less: Accumulated depreciation	-	(13,916)	(13,916)	-	(13,849)	(13,849)
Net fixed assets - Note 2 & 4	-	101	101	-	168	168
Other Assets - Deferred income taxes - Note 6	-	-	-	-	-	-
Total Assets	$ 32,741	$ 18,572	$ 51,313	$ 54,277	$ 18,600	$ 72,877

LIABILITIES AND STOCKHOLDER'S EQUITY	December 31, 2004 Total	December 31, 2003 Total
Current Liabilities:		
Accounts payable	$ 300	$ 278
Property taxes payable	-	-
Deferred income taxes - Note 6	-	-
Corporate income taxes payable - Note 6	-	4,162
Payroll taxes payable	-	29
Total current liabilities	300	4,469
Contingent Liabilities - Note 10		
Stockholder's Equity:		
Common stock - no par value; 8,000 shares authorized; 100 shares issued and outstanding - Note 7	$ 16,240	$ 16,240
Additional paid-in-capital	107,038	107,038
Retained earnings (accumulated deficit)	(73,140)	(75,380)
Accumulated unrealized gain (loss) on securities, net of deferred income taxes	875	20,510
Total stockholder's equity	51,013	68,408
Total Liabilities and Stockholder's Equity	$ 51,313	$ 72,877

See accompanying notes and independent auditor's report.

CLARION AMERICAN SECURITIES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (ACCUMULATED DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003

	For the Years Ended December 31	
Revenues:	**2004**	**2003**
Underwriting fees	$ 20,000	$ 63,238
Mutual fund and insurance commissions	1,092	2,601
Total revenues	**21,092**	**65,839**
Expenses:		
Officer salaries - Note 5	$ -	$ 22,500
Related payroll taxes	-	1,935
Accounting	5,855	5,297
Bank charges	41	202
Commissions	1,090	2,458
Consultant fees	3,300	-
Depreciation	67	112
Dues and subscriptions	4,770	3,860
Entertainment	1,782	1,988
Insurance	369	519
Licenses and permits	10	-
Miscellaneous	(28)	536
Office supplies	895	342
Personal property taxes	-	93
Postage	-	23.00
Printing	-	33.00
Rent - Note 9	-	1,962
Telephone	1,092	1,814
Travel	-	101
Utilities	-	-
Vehicle expenses	31	1,224
Total operating expenses	**19,274**	**44,999**
Operating income (loss)	**$ 1,818**	**$ 20,840**
Other income (expense):		
Interest	$ -	$ (821)
Miscellaneous	1,290	(973)
Income (loss) before taxes	**$ 3,108**	**$ 19,046**
Income tax expense (credit) - Note 2 and 6	**868**	**5,141**
Net income (loss) for the year	**$ 2,240**	**$ 13,905**
Retained earnings (accumulated deficit)- beginning of year	**(75,380)**	**(89,285)**
Retained earnings (accumulated deficit) - end of year	**$ (73,140)**	**$ (75,380)**

See accompanying notes and independent auditor's report.

CLARION AMERICAN SECURITIES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003

	Common Stock	Additional Paid-in-capital	Retained Earnings (Deficit)	Accumulated Unrealized Gain (Loss) on Securities, Net of Deferred Income Taxes	Total
Balances, December 31, 2002	**$ 16,240**	**$ 107,038**	**$ (89,285)**	**$ (10,290)**	**$ 23,703**
Increase in paid-in-capital	N/A	-	N/A	N/A	-
Net income (loss)	N/A	N/A	13,905	-	13,905
Other comprehensive income:					
Unrealized gain (loss) on securities (Note 3)	-	-	-	30,800	30,800
Increase (decrease) in net deferred income tax asset (Notes 2, 6)	N/A	N/A	N/A	-	-
Balances, December 31, 2003	**$ 16,240**	**$ 107,038**	**$ (75,380)**	**$ 20,510**	**$ 68,408**
Increase in paid-in-capital	N/A	-	N/A	N/A	-
Net income (loss)	N/A	N/A	2,240	-	2,240
Other comprehensive income:					
Unrealized gain (loss) on securities (Note 3)	-	-	-	(19,635)	(19,635)
Increase (decrease) in net deferred income tax asset (Notes 2, 6)	N/A	N/A	N/A	-	-
Balances, December 31, 2004	**$ 16,240**	**$ 107,038**	**$ (73,140)**	**$ 875**	**$ 51,013**

See accompanying notes and independent auditor's report.

CLARION AMERICAN SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003

	For the Years Ended December 31	
	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ 2,240	$ 13,905
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	67	112
Deferred income taxes	-	905
Change in assets and liabilities:		
Decrease (increase) in:		
Rebates receivable	(100)	-
Corporate income tax deposits	(1,331)	140
State withholding tax deposits	(3,736)	266
Prepaid expenses	240	(936)
Increase (decrease) in:		
Accounts payable	22	278
Corporate income taxes payable	(4,162)	4,162
Payroll taxes payable	(29)	(10,499)
Personal poperty taxes payable	-	(89)
Net cash provided by (used for) operating activities	**(6,789)**	**8,244**
Cash flows from investing activities:		
Purchase of office equipment	-	-
Net cash used for investing activities	-	-
Net increase (decrease) in cash	**$ (6,789)**	**$ 8,244**
Cash at beginning of year	**9,691**	**1,447**
Cash at end of year	**$ 2,902**	**$ 9,691**

See Also Note 11 for supplemental cash flow disclosures.

See accompanying notes and independent auditor's report.

CLARION AMERICAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND DECEMBER 31, 2003

Note 1 - Nature of Operations

Clarion American Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Clarion American Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Note 2 - Summary of Significant Accounting Policies

Basis of Statement Preparation

The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Revenues from preliminary due diligence and market feasibility studies are recorded when received. These revenues are mutually agreed to be non-accountable and nonrefundable.

Revenues from underwriting contracts are recognized using the percentage of completion method, measured by costs and services incurred or performed as of the date of financial statements, over total costs and services expected to be incurred. Any revenues associated with direct costs, such as legal expenses, are recorded in the period such expenses are incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Fixed Assets and Related Depreciation

Office equipment, furniture, and fixtures are recorded at cost. Depreciation is calculated using accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to operations; betterments are capitalized. The cost of fixed assets sold or otherwise disposed of and the related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

Financial Instruments

Other than securities described below, the company has no financial instruments for which the carrying value materially differs from fair value.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Note 2 - Summary of Significant Accounting Policies (Cont'd)

Income Taxes

Income tax expense is based on pre-tax financial statement income with an appropriate deferred tax provision to provide for the tax effect of temporary timing differences between financial statement income and federal taxable income. The temporary timing differences relate to net operating loss carryforwards and contribution carryforwards and unrealized gains and losses on securities.

Note 3 – Investment in Common Stock

The Investment in common stock is available for sale with an identified cost of $39,585. Unrealized gains and losses are recorded as comprehensive income in the statement of stockholders equity. Realized gains and losses are included in income in the period they are realized. The cost, unrealized gains (losses), and deferred income liability related to the investment in common stock as of December 31, 2004 and December 31, 2003 are as follows:

	December 31			
	2004		2003	
Cost - investment in common stock	$	39,585	$	39,585
Unrealized gain (loss) on security		875		20,510
Total fair market value	$	40,460	$	60,095
Cummulative unrealized gain (loss) on security	$	875	$	20,510
Less: Deferred income tax asset (liability) - Note 6		-		-
Accumulated unrealized gain on securities, net of deferred income taxes	$	875	$	20,510

Note 4 - Fixed Assets

The cost of assets held and related accumulated depreciation are summarized as follows:

	December 31			
Cost	2004		2003	
Office equipment	$	9,248	$	9,248
Furniture and fixtures		4,769		4,769
Total cost		14,017		14,017
Less: Accumulated depreciation		(13,916)		(13,849)
Net fixed assets	$	101	$	168

Note 5 - Related Party Transactions

Officer Salaries

For the years ended December 31, 2004 and December 31, 2003, Clarion American Securities, Inc. paid salaries of $0 and $22,500 respectively to the individual who is part of the tenants-in-common who own the common stock.

Rents

As of July, 2003 Clarion American Securities, Inc. has operated out of office space provided at no charge by Zyzeon Capital Corp., a customer of Clarion American Securities (See also Note 9).

Note 6 - Income Taxes

Income tax expense (benefit) for the year ended December 31, 2004 consists of the following:

	Year Ended December 31, 2004		
	Statement of Operations	Other Comprehensive Basis of Income	Total
Current:			
Federal	$ 552	$ -	$ 552
State	316	-	316
Total current income tax expense	868	-	868
Deferred:			
Federal	-	-	-
State	-	-	-
Total deferred income tax expense	-	-	-
Income tax expense (benefit)	$ 868	$ -	$ 868

Note 6 - Income Taxes (Cont'd)

As of December 31, 2004, the Company has federal and State net tax operating loss carryforwards available to offset its future federal and State income tax liabilities. However, the utilization of these carryforwards is contingent upon the investment in common stock (identified cost of $39,585) being sold before February 28, 2005.

No net operating loss deferred tax benefit has been recorded in the financial statements due to the low probability of the stock being sold before February 28, 2005.

Note 7 - Stockholders' Equity and Change in Ownership

In 1992, the Company issued 100 shares of no-par value common stock to its sole shareholder, Thomas S. Culver for $16,240 at $162.40 per share. On February 29, 2000 all 100 shares were sold by the sole shareholder to Michael A Nath (individual) and Chiron Capital Corporation (Wisconson corporation) as tenants-in-common. Chiron Capital Corporation is a passive investor that has appointed Michael A Nath to act as agent and fiduciary for Chiron Capital Corporation with respect to all matters involving Clarion American Securities, Inc. The purchase price of the stock was $100, or $1.00 per share. As of December 31, 2004 and December 31, 2003, there were 8,000 shares of common stock authorized, and 100 shares of common stock issued and outstanding.

Note 8 - Net Capital Requirements

Clarion American Securities, Inc. introduces and forwards as a broker all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Clarion American Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker. Brokers who do not generally carry customers' accounts have to maintain net capital of not less than $5,000 in accordance with Section 15c3-1 of the Securities and Exchange Commission Rules (SEC Rules).

As of December 31, 2004, and December 31, 2003, Clarion American Securities, Inc.'s excess net capital was $27,441 and $44,808, respectively.

The fact that Clarion American Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis exempts the Corporation from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

Note 9 - Operating Lease

Rent

During the year ended December 31, 2003, Clarion American Securities, Inc. used office space at the home of the principal shareholder. Since July, 2003 Clarion American Securities, Inc. has operated rent free in office space provided by Zyzeon Capital Corp., a customer of Clarion American Securities, Inc. For the year ended December 31, 2003, rent amounted to $1,962.

There are no future minimum lease payments under operating leases with initial non-cancelable lease terms of one year or more.

Note 10 - Contingent Liabilities

The Company was not involved in any litigation as defendant or plaintiff, which would materially change the company's financial position or results of operations.

See also Note 7 for information on change in ownership as of February 29, 2000.

Note 11 - Additional Cash Flow Disclosures

Cash outlays for interest expense amounted to $0 for the year ended December 31, 2004 and $821 for the year ended December 31, 2003.

Cash outlays (net refunds) by Clarion American Securities, Inc. for income taxes for the years ended December 31, 2004 and December 31, 2003 consisted of the following:

	Year Ended December 31	
Description:	2004	2003
Prior year's tax liability - Federal	$ 2,661	$ -
- State	1,501	-
Current year estimates - Federal	639	-
- State	1,560	-
Cash outlay (net refund)	$ 6,361	$ -

Note 12 – Risk Management

The company is exposed to various risks of loss related to torts; theft of damage to the destruction of assets; errors and omissions and natural disasters for which the company carries commercial insurance. There has been no significant reduction in coverage from the prior year, and settlements have not exceeded coverage in the past three years.

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

HAU & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
WISCONSIN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

February 17, 2005

To the Board of Directors of
Clarion American Securities, Inc.

The accompanying financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Our audit of the basic financial statements was made for the purpose of forming an opinion on those statements taken as a whole. The accompanying financial information has been subjected to the same procedures applied in the audit of the related basic financial statements.

In our opinion, the accompanying financial information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hau & Associates, S.C.

1208 West Layton Ave., Milwaukee, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
EMAIL: mail@haucpasc.com WEB SITE: www.haucpasc.com

CLARION AMERICAN SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003

	For the Year Ended December 31 2004	For the Year Ended December 31 2003
Stockholder's equity at the beginning of year	$ 68,408	$ 23,703
Add: Paid-in-capital	-	-
Net income (loss)	2,240	13,905
Other comprehensive income	(19,635)	30,800
Stockholder's equity at end of year	$ 51,013	$ 68,408

* * * * * * * * *

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003

	As of December 31 2004	As of December 31 2003
Balance at beginning of year	$ -	$ -
Increases	-	-
Decreases	-	-
Balance at end of year	$ -	$ -

See accompanying notes and independent auditor's report.

CLARION AMERICAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003

	As of December 31 2004	As of December 31 2003
Total stockholder's equity per statements of financial position	$ 51,013	$ 68,408
Less: Total nonallowable assets per statements of financial position	(18,572)	(18,600)
Net capital	$ 32,441 *	$ 49,808 *

* (See Note 8)

* * * * * * * * *

COMPUTATION OF EXCESS NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003

	As of December 31 2004	As of December 31 2003
Net capital	$ 32,441	$ 49,808
Less: Minimum dollar net capital requirement - Note 8	(5,000)	(5,000)
Excess (deficiency of) net capital	$ 27,441 *	$ 44,808 *

* (See Note 8)

See accompanying notes and independent auditor's report.

CLARION AMERICAN SECURITIES, INC.
RECONCILIATION OF THE UNAUDITED COMPUTATION OF NET CAPITAL TO THE AUDITED COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003

	As of December 31 2004	As of December 31 2003
Unaudited net capital per focus report	$ 32,167	$ 51,011
Adjustments to asset accounts- increase (decrease):		
Cash	500	(12,143)
Adjustments to liability accounts- decrease (increase):		
Corporate income taxes payable	-	(4,162)
Payroll taxes payable	74	15,380
Accounts payable	(300)	(278)
Adjustments to equity accounts- decrease (increase):		
Common stock	-	-
Additional paid-in capital	-	-
Retained earnings	-	-
Audited net capital as of December 31, 2004 and December 31, 2003	$ 32,441 *	$ 49,808 *

* (See Note 8)

See accompanying notes and independent auditor's report.

RECONCILIATION OF THE UNAUDITED COMPUTATION OF EXCESS NET CAPITAL REQUIREMENT TO THE AUDITED COMPUTATION OF EXCESS NET CAPITAL REQUIREMENT AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003

	As of December 31 2004	As of December 31 2003
Unaudited excess net capital	$ 27,167	$ 46,011
Adjustments to asset accounts - increase (decrease):		
Cash	500	(12,143)
Adjustments to liability accounts - decrease (increase):		
Corporate income taxes payable	-	(4,162)
Payroll taxes payable	74	15,380
Accounts payable	(300)	(278)
Adjustments to equity accounts- decrease (increase):		
Common stock	-	-
Additional paid-in capital	-	-
Retained earnings	-	-
Audited excess (deficiency of) net capital as of December 31, 2004 and December 31, 2003	$ 27,441 *	$ 44,808 *

* (See Note 8)

See accompanying notes and independent auditor's report.

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

HAU & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
WISCONSIN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

February 17, 2005

To the Board of Directors of
Clarion American Securities, Inc.

Subject: Internal Accounting Control

In planning and performing our audit of the financial statements of Clarion American Securities, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, not to provide assurance on the internal control.

The management of Clarion American Securities, Inc. is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use, or disposition.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 2004.

This report is intended solely for the information and use of management, the Board of Directors of Clarion American Securities, Inc. and the Securities and Exchange Commission.

Hau & Associates, S.C.

1208 West Layton Ave., Milwaukee, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
EMAIL: mail@haucpasc.com WEB SITE: www.haucpasc.com